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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*

                           National Insurance Group
        -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  636525107
                    ---------------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 636525107                13G                     PAGE 2 OF 5 PAGES

- - - -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Howard L. Herman
                SS# ###-##-####
- - - -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
- - - -------------------------------------------------------------------------------
3       SEC USE ONLY

- - - -------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
- - - -------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                   32,500*
    NUMBER OF         ---------------------------------------------------------
     SHARES             6       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                       0**
      EACH            ---------------------------------------------------------
    REPORTING           7       SOLE DISPOSITIVE POWER
     PERSON
      WITH                         32,500*
                      ---------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                   0**
- - - -------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                32,500*
- - - -------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                X
- - - -------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                0.75%
- - - -------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                IN
- - - -------------------------------------------------------------------------------

 * Includes 22,500 shares issuable upon exercise of stock options exercisable within 60 days of May 31, 1996.

** Excludes 3,000 shares held by reporting person's spouse to which the reporting person disclaims beneficial ownership.
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CUSIP NO. 636525107
                                                                     Page 3 of 6



ITEM 1(A).          NAME OF ISSUER:

                             National Insurance Group

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               395 Oyster Point Boulevard, Suite 500
                South San Francisco, CA 94080-1933

ITEM 2(A).          NAME OF PERSON FILING:

                             Howard L. Herman

ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                             3282 Jackson Street
                             San Francisco, CA 94118

ITEM 2(C).          CITIZENSHIP:

                             United States of America

ITEM 2(D).          TITLE OF CLASS OF SECURITIES:

                             Common Stock

ITEM 2(E).          CUSIP NUMBER:

                             636525107

ITEM 3.    DESCRIPTION OF PERSON FILING:

                             This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).




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CUSIP NO. 636525107

ITEM 4.           OWNERSHIP:

                  (a)     Amount Beneficially Owned:

                                   32,500*

                  (b)     Percent of Class:

                                   0.75%

                  (c)     Number of shares as to which such person has:

                          (i)      sole power to vote or to direct the vote:

                                            32,500*

                          (ii)     shared power to vote or to direct the vote:

                                            0**

                        (iii) sole power to dispose or to direct the disposition of:

                                            32,500*

                          (iv) shared power to dispose or to direct the disposition of:

                                            0**

- - - --------
* Includes 22,500 shares issuable upon the exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days after May 31, 1996

  ** Excludes 3,000 shares held by the reporting person's spouse to which the reporting person disclaims beneficial ownership.




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CUSIP NO. 636525107

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON:

                           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                           Not applicable.

ITEM 10. CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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CUSIP NO. 636525107

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1996

                                            /s/ HOWARD L. HERMAN
                                            --------------------
                                            Howard L. Herman